File No. 70-10108

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                           Certificate of Notification
                                    under the
                   Public Utility Holding Company Act of 1935

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                        American Transmission Company LLC
                               ATC Management Inc.
                        N19 W23993 Ridgeview Parkway West
                            Waukesha, Wisconsin 53188


                  American Transmission Company LLC ("ATCLLC") and ATC Management Inc. ("ATCMI" and together with ATCLLC, the "Applicants") hereby submit the following Rule 24 certificate of notification. As required by the Commission's orders in this matter, Applicants are hereby disclosing the following information:

                  (i) The sales of any equity securities by ATCLLC or ATCMI and the purchase price per share or Member Unit;

         In the period from July 1, 2005 through September 30, 2005 ATCMI issued 374 Class A shares. All shares issued in this period were issued at a price of $10.00 per share.

         In the period of July 1, 2005 through July 31, 2005, ATCLLC issued 415,592 Member Units, all at a Member Unit price of $11.88. In the period of August 1, 2005 through August 31, 2005 ATCLLC issued 374,044 Member Units, all at a Member Unit price of $11.92. In the period of September 1, 2005 through September 30, 2005 ATCLLC issued 457,020 Member Units, all at a base Member Unit price of $11.96.

         Tax-exempt Members purchased 51,035 of the Member Units in the quarter which this report covers, and, as provided in the Operating Agreement of ATCLLC, were required to pay an additional premium for the Member Units purchased. This premium varied from 12.55% to 12.88% per Member Unit and the cumulative amount of this premium was $77,935. Thus, in this quarter, ATCLLC issued a total of 1,246,656 Member Units for a total of $14,939,740.

                  (ii) The amount and terms of any long-term debt issued by ATCLLC during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date;

         There was $60,000,000 of long-term debt issued at a rate of 5.59% with a maturity of December 1, 2035. The amount of short-term debt outstanding at the end of the quarter was $55,514,000 at a rate of 3.915%.


                  (iii) A description of any utility assets acquired during the quarter and the consideration for each;

         During the Second quarter of 2005 ATCLLC did not acquire assets.


                  (iv) Balance sheets and income statements prepared in accordance with generally accepted accounting principles for ATCLLC as of the end of each of the quarters for the first three calendar quarters;

         See Exhibit 99-1.

                  (v) Audited financial statements with notes as of the end of the calendar year;

         Not Applicable.

                  (vi) In the Rule 24 Certificate filed for the last calendar quarter, a report listing by expense category the amount of operational, managerial and administrative services provided by ATCMI to ATCLLC during the calendar year;

         Not applicable.

Dated: November 30, 2005

                                     ATC MANAGEMENT INC.,
                                     for itself and as Manager of
                                     AMERICAN TRANSMISSION COMPANY LLC


                                     By:  /s/ Walter T. Woelfle
                                              Name:   Walter T. Woelfle
                                              Title:  Vice President, Legal and
                                                      Secretary

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